UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Good Beverage LLC

Legal status of Issuer:

　　Form:

　　LLC

　　Jurisdiction of Incorporation/Organization:

　　Illinois

　　Date of Organization:

　　February 21, 2019

Physical Address of Issuer:

619 South Bruner Street, Hinsdale, IL, United States 60521

Website of Issuer:

https://livingheywell.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

January 31, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$396,360	$358,102
Cash & Cash Equivalents	$145,695	$148,904
Accounts Receivable	$60,201	$34,642
Short-term Debt	$76,729	$46,182
Long-term Debt	$972,300	$713,000
Revenues/Sales	$374,262	$151,155
Cost of Goods Sold[1]	$370,328	$198,288
Taxes Paid	$0	$0
Net Income	($245,589)	($306,290)

1. Cost of goods sold is represented as cost of revenue in the Statement of Operations presented in the Company's accompanying financial statements.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Good Beverage LLC



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $200, and the Maximum Individual Subscription Amount is $100,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by January 31, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/heywell (the "**Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends and/or distributions.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which

affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into units of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $7,500,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) units of Equity Securities reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing".

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Equity Securities (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of Common Securities (as defined in the Security) of the Company equal to the Subscription Amount divided by the quotient of (a) $7,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of the Company's Common Securities outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) Common Securities reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to

elect the Company's Co-Managers (or board of directors, as the case may be), (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such Equity Securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers units of existing Equity Securities of the Company for resale, as approved by the Company's Co-Managers (or board of directors), where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of units of the most recently issued Equity Securities equal to the Subscription Amount divided by the First Equity Financing Price. Units of Equity Securities granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Securities issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's Co-Managers determine in good faith that delivery of Equity Securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Company's Co-Managers.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred interests then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's Co-Managers [or board of directors] at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) all holders of Common Securities.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of units in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Equity Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Equity Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the Equity Securities into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough Equity Securities authorized to issue upon the conversion of the Securities, because the amount of Equity Securities to be issued is based on the occurrence of future events.

<center>**COMMISSION AND FEES**</center>

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

<center>**RISK FACTORS**</center>

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate

<center>6</center>

funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the Co-Managers, its executive officers and key employees.

We are dependent on our Co-Managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our Co-Managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit C. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your

failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the Equity Securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any Equity Securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's Equity Securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Equity Securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the Equity Securities receivable by the holders of the Securities upon a qualifying financing.

Any Equity Securities issued upon conversion of the Securities may be substantially different from other Equity Securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into Equity Securities that are materially different from the Equity Securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any Equity Securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the Equity Securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as <u>Exhibit B</u>.

There is no present market for the Securities, and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Good Beverage LLC d/b/a Heywell has developed, produces and markets a line of function-forward sparkling waters made to meet the demands of modern life. The Company uses adaptogens, antioxidants, herbs, minerals and organic caffeine to support energy, immunity, focus, hydration and to help manage stress.

The Company conducts business in the United States and sells Heywell both through B2B and retail establishments and through B2C channels throughout the United States.

Business Plan

The Company has created a flexible brand platform meant to meet consumers' emerging and sustaining functional needs. Functional food and beverage is still a new category, and many brands have over-narrowed on one key ingredient (i.e. CBD) or function (only calm OR natural energy) which we believe can prohibit longevity.

By focusing on occasion- and wellness-accessibility first, the Company has the ability to leverage the platform to extend into new occasions, ingredients, and form innovation beyond beverage. Consumers give the Company permission to solve multiple occasions—indicated by the relatively equal sales performance across skus—and the Company will become known for providing delicious, occasion-based solutions for modern life.

Heywell sells to retail and omni channel establishments and will use this raise to build distribution momentum, scalable production, team capabilities and brand awareness.

The Company's Products and/or Services

Product / Service	Description	Current Market
Heywell energy+ immunity sparkling grapefruit	Made to give you energy and support immunity. Sparkling grapefruit is tart and refreshing. Only 15 calories and 1 gram sugar, it's made with a mix of adaptogens, antioxidants and organic caffeine. It's perfect for when you want a little extra energy, immunity and to help manage stress.	Natural, Specialty and Chain retailers across the US
Heywell energy + focus sparkling strawberry lemon	Made to give you energy and focus. Sparkling strawberry lemon is a nice balance of tart and sweet. Only 10 calories and 1 gram sugar, it's made with a mix of adaptogens, antioxidants and organic caffeine. It's	Natural, Specialty and Chain retailers across the US

	great for when you want a little extra energy and focus and to help manage stress.	
Heywell calm + hydrate sparkling lime	Made to help you hydrate, support immunity and feel calm. Sparkling lime is sweet, tart and refreshing and made with antioxidants, adaptogens and potassium, magnesium and pink Himalayan sea salt. Only 10 calories and 0 sugar, it's great for any time of day, but especially after a workout.	Natural, Specialty and Chain retailers across the US
Heywell calm + restore sparkling blackberry ginger:	Made to help you feel calm and restored. Sparkling blackberry ginger is a nice balance of sweet and subtle spice. Only 15 calories and 2 grams sugar, it's made with a mix of adaptogens, antioxidants and herbs like lemon balm. It's a perfect way to wind down without making you tired.	Natural, Specialty and Chain retailers across the US

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Heywell is sold to consumers through retail and B2C platforms. 70% of the Company's business is currently through retail, while 30% is currently through e-commerce and food service. Management expects this to remain constant.

Supply Chain

The Company obtains its raw materials through a third party provider which allows the benefits of scale and minimizes supply chain disruption. Raw materials and ingredients essential to our business are purchased locally and worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources to ensure supply chain security.

Intellectual Property

The company has trademarks for its logo [heywell] and slogan [wellness made simple].

Application or Registration #	Title	Description	File Date	Grant Date	Country
6018795	HEYWELL	Heywell Logo	September 1, 2019	March 24, 2020	U.S.
5951930	WELLNESS MADE SIMPLE	Slogan	June 15, 2019	December 31, 2019	U.S.
5951877	HEYWELL	Word Mark	May 6, 2019	December 31, 2019	U.S.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$74,100
Manufacturing	23.5%	$5,875	23.5%	$290,225
Growing Distribution	23.5%	$5,875	23.5%	$290,225
New Hire Personnel	23.5%	$5,875	23.5%	$290,225
Marketing and Sales Support	23.5%	$5,875	23.5%	$290,225
Total	**100%**	**$25,000**	**100%**	**$1,235,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

1. Manufacturing. These proceeds will be used to manufacture Heywell in order to meet growing demand, including procuring raw materials.

2. Growing Distribution.   These proceeds will be used to grow our distribution and will cover things like slotting fees, and marketing and sampling support at retail.

3. New Hire Personnel. These proceeds will be used to build out the Company's personnel. Currently, our Co-Founders manage a number of the Company's functions. We expect to hire additional employees to assist with these functions as the Company grows.

4. Marketing and Sales Support. Our marketing and sales efforts are handled by the Co-Founders. We will use the proceeds to hire additional sales members and for targeted marketing efforts, including in digital and traditional advertising channels, to grow our market share.

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Britt Dougherty	Founder, COO 2019 inception to date	As COO Britt is responsible for operations, logistics and marketing. Prior to joining the Company full time in 2019, Britt served as Vice President, Marketing - Insights and Engagement with MillerCoors since 2009. In this role, Britt lead a team of 57 marketers responsible for nearly a half a billion in marketing investment and 10 marketing functions including media, precision marketing, sports and entertainment, brand experience, insights, design, licensing, futuring, incubation and agency operations for the entire MillerCoors portfolio. Britt partnered with brand and innovation leads to define brand positioning and strategy, identify innovation white spaces and new products and then define and execute modern, omni-channel connection plans on behalf of brands. She was responsible for marketing strategy and capability transformation.	BA • North Central College • 2000 Associates Degree • The Cooking and Hospitality Institute of Chicago • Applied Sciences Culinary Arts • 2003
Ashley Selman	Founder, CEO 2019 inception to date	As CEO Ashley is responsible for finance, sales and marketing. Prior to joining the Company full time in 2019, Ashley served as Vice President, Brand Marketing with MillerCoors since 2002. Ashley spent 17 years growing in successive marketing roles at MillerCoors. In her role as Vice President Brand Marketing she led portfolio and brand strategy for a $1B portfolio, pioneered new products and innovations and oversaw global brand partnerships, including Sol Cerveza. Among her accomplishments, she turned around the economy portfolio of brands and led the Blue Moon Brewing Company business to become the #1 craft brand in the U.S. along with building the brand's first standalone brewery in Denver.	BA • Washington University in St. Louis • 1993

Biographical Information

Ashley Selman and Britt Dougherty have 25 combined years of consumer packaged goods (CPG) and beverage industry experience as senior executives with backgrounds in brand strategy, brand management, white space identification and innovation.

Ashley is recognized for helping lead the Blue Moon Brewing Company business to the #1 craft brand in the U.S. and built the brand's first standalone brewery in Denver. Britt has been recognized as one of Advertising Age's Women to Watch and was selected to the 2017 Brand Innovators Women to Watch.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company is authorized to issue membership interests (the "**Membership Interests**").

Outstanding Membership Interests

As of the date of this Form C, the Company's outstanding interests consists of:

Type	Membership Interests
Amount Outstanding	100%
Voting Rights	Members will vote in accordance with their ownership percentages
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more interests which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Convertible Notes
Face Value	$952,300
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	5% interest per annum, 20% discount; $200,000 of these notes are a $3,000,000 valuation cap and the balance of $752,300 are at a $5,000,000 valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of Convertible Promissory Notes assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the convertible notes were to convert upon a Qualified Financing where the shares in such Qualified Financing, immediately prior to the filing of this Form C, the percentage ownership of the Company by the holder of the convertible notes would

	be approximately 18%. The conversion includes both principal and accrued interest on such notes.

Type	Warrants to Purchase Equity Interest
Face Value	$50,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The $50,000 bears simple interest at 6%. Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase Equity Interests of the Company at a pre-determined price with a Valuation Cap of $5,000,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Equity Interests at a later date. The availability of any Equity Interests issued pursuant to the exercise of such additional Warrants would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of Warrants assuming exercise of the Warrants and conversion with the Convertible Notes prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Warrants were exercised and converted along with the convertible notes, upon a Qualified Financing where the shares in such Qualified Financing, immediately prior to the filing of this Form C, the percentage ownership of the Company by the holder of the Warrants would be approximately .8%.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Founder Loan
Creditor	Britt Dougherty
Amount Outstanding	$20,000
Interest Rate and Amortization Schedule	2.72%
Description of Collateral	None
Maturity Date	October 8, 2020
Date Entered Into	October 9, 2019

Type	Founder Loan
Creditor	Ashley Selman
Amount Outstanding	$20,000
Interest Rate and Amortization Schedule	2.72%
Description of Collateral	None
Maturity Date	October 8, 2020
Date Entered Into	October 9, 2019

Type	Credit Card
Creditor	Chase
Amount Outstanding	$51,419
Interest Rate	16.24%
Description of Collateral	None
Other Material Terms	Paid monthly
Maturity Date	Expires 11/2023

Type	Kickfurther Consignment
Creditor	Ouiby Inc. d/b/a Kickfurther
Amount Outstanding	$40,936.80
Payment Schedule	The Company pays a $400/month membership to be a part of the program. The Company will start to pay 60 days after 4,440 units are produced. The Company will pay $818.74 a month until the obligation is fulfilled.
Description of Collateral	Consignment Inventory on Exhibit A to Kickfurther Agreement
Other Material Terms	Consignment Arrangement
Maturity Date	January 9, 2023 – March 10, 2023
Date Entered Into	September 14, 2022

Type	Commercial Loan and Security Agreement
Creditor	Kanmon Inc
Amount Outstanding	$30,000
Interest Rate and Amortization Schedule	17.5%
Description of Collateral	All right, title and interest in the following property of Borrower wherever located: (a) all personal property of Borrower, including, all accounts, chattel paper, documents, equipment, general intangibles, instruments, inventory (as those terms are defined in Article 9 of the California Commercial Code (the "CCC"); and (b) all proceeds with respect to the foregoing.
Other Material Terms	Personal Guaranty by Brittnye Dougherty
Maturity Date	October 26, 2023
Date Entered Into	October 26, 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Britt Dougherty	4,500 Units	45%
Ashley Selman	5,500 Units	55%

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of November 7, 2022, the Company had an aggregate of $377,054 in cash, and cash equivalents including inventory and Accounts Receivable, leaving the Company with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes	$952,300	23	Product Development, Business Development	October 31, 2019 to January 18, 2022	Section 4(a)(2), Regulation D, 506(b)
Warrants	$50,000	1	Product Development, Business Development	May 4, 2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company has two $20,000 loans outstanding from the founders, Britt Dougherty and Ashley Selman, for an aggregate amount of founders loans outstanding of $40,000. These loans were issued October 9, 2019, bear interest at the rate of 2.72% per annum and were due October 8, 2020. These loans remain outstanding.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://livingheywell.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ashley Selman
(Signature)

Ashley Selman
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ashley Selman
(Signature)

Ashley Selman
(Name)

Co-Manager
(Title)

November 30, 2022
(Date)

/s/ Brittnye Dougherty
(Signature)

Brittnye Dougherty
(Name)

Co-Manager
(Title)

November 30, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Good Beverage, LLC (the "Company") an Illinois Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Good Beverage, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 31, 2022

Vincenzo Mongio


Good Beverage, LLC
Statement of Financial Position


	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	145,695	148,904
Accounts Receivable	60,201	34,642
Inventory	171,864	167,908
Other Assets	-	887
Total Current Assets	377,760	352,341
Capitalized Slotting Fees	18,600	5,761
Total Non-Current Assets	18,600	5,761
TOTAL ASSETS	**396,360**	**358,102**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards Payable	37,577	28,374
Notes Payable	2,000	2,000
Sales Tax Payable	694	38
Accrued Interest	36,458	15,770
Total Current Liabilities	76,729	46,182
Long-term Liabilities		
Convertible Notes	932,300	673,000
Notes Payable - **Related Parties**	40,000	40,000
Total Long-Term Liabilities	972,300	713,000
TOTAL LIABILITIES	1,049,029	759,182
EQUITY		
Member Capital	(775,469)	(529,880)
Total Equity	(652,669)	(401,080)
TOTAL LIABILITIES AND EQUITY	**396,360**	**358,102**

Good Beverage, LLC
Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	374,262	151,155
Cost of Revenue	370,328	198,288
Gross Profit	3,934	(47,133)
Operating Expenses		
Advertising and Marketing	67,342	59,655
General and Administrative	157,389	183,022
Total Operating Expenses	224,731	242,677
Operating Income (loss)	(220,797)	(289,810)
Other Expense		
Interest Expense	24,792	16,480
Total Other Expense	24,792	16,480
Net Income (loss)	(245,589)	(306,290)

Good Beverage, LLC
Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(245,589)	(306,290)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(25,559)	(31,990)
Inventory	(3,956)	(149,975)
Other Assets	887	-
Accrued Interest on Convertible Notes	20,688	15,770
Credit Cards Payable	9,203	19,024
Sales Tax Payable	656	(53)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,919	(147,224)
Net Cash provided by (used in) Operating Activities	(243,670)	(453,514)
INVESTING ACTIVITIES		
Capitalized Slotting Fees	(12,839)	10,106
Net Cash provided by (used by) Investing Activities	(12,839)	10,106
FINANCING ACTIVITIES		
Convertible Notes	259,300	158,000
Debt Issuances	-	2,000
Distributions	(6,000)	-
Net Cash provided by (used in) Financing Activities	253,300	160,000
Cash at the beginning of period	148,904	432,312
Net Cash increase (decrease) for period	(3,209)	(283,408)
Cash at end of period	145,695	148,904

Good Beverage, LLC
Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2020	(94,790)
Net Income (Loss)	(306,290)
Ending Balance 12/31/2020	(401,080)
Capital Distributions	(6,000)
Net Income (Loss)	(245,589)
Ending Balance 12/31/2021	(652,669)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Good Beverage, LLC ("the Company") was formed in Illinois on February 21, 2019. The Company is a US direct-to-consumer and wholesale business that makes sparkling drinks. The Company's headquarters are in Hinsdale, IL. The Company began operations in 2019.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory

Inventory are stated at the lower of cost or market value. Cost is determined by the first-in first-out (FIFO) method. At December 31, 2021 and 2020 inventories consist of only finished goods. As of December 31, 2021, and 2020, the Company had $171,864 and $167,908 of inventory on hand, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity, therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes varied from 2.5% to 5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2020 to 2022. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The balance of convertible notes as of December 31, 2021 and 2020 was $932,300 and $673,000, respectively.

Loans – The Company entered into a loan agreement between related parties for $40,000 with an interest rate of 2.72% and a maturity date of October 2020, however the amount has not been collected, nor will it be in the near future. The balance of these loans were $40,000 as of December 31, 2021, and 2020, respectively.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	40,000
2023	926,300
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

For the period presented, the Company was a multi-member LLC with a single class of ownership interest. Profits and losses were allocated to members in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 31, 2022, the date these financial statements were available to be issued.

The company issued a $10K in convertible notes on January 14th, 2022 and another $10K convertible note on January 18th, 2022. The notes have certain standard provisions as follows: (a) 18-month term; (b) 5% simple interest; (c) 20% discount; (d) $1 million equity raise conversion threshold; and (e) $5 million valuation cap. The Company has not yet issued any equity in a priced round. The notes are demand notes, but the Company does not anticipate any investors asking for their money back as notes mature.

The Company entered into a warrant agreement for $50,000. The warrant agreement is more akin to a form of convertible promissory note in that: (a) the $50,000 bears simple interest at 6%; (b) it is not for a set number of shares but rather the number of shares are determined using the lower of the pre-money valuation at a qualifying financing or a $5,000,000 valuation cap; and (c) has a term equal to the shorter of five years or the date a qualifying financing is closed. A "Qualifying Financing" is where the Company raises at least $25,000,000 on a pre-money valuation of at least $50,000,000. The Warrant also has a redemption mechanism where the Company is required to start to "pay off" the warrant amount of $50,000 once the Company achieves at least $250,000 in monthly gross revenues. Once such monthly revenue levels are achieved, the Company must pay at least 5% of such monthly revenues. The warrant is exercisable into preferred stock unless the Company has done a qualifying financing, in which case, it is exercisable into the same class of securities as issued otherwise in the qualifying financing.

The Company entered into a consignment agreement to fund $40,937 worth of inventory (4,440 units). The Company pays a $400/month membership to be a part of the program. The Company will start to pay 60 days after 4,440 units are produced. The Company will pay $818.74 a month until obligation is fulfilled.

In October of 2022 the Company entered into a loan agreement for $30,000 with an interest rate of 17.5% which matures on October 26, 2023.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses and negative cashflows from operations. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT B

Form of Security

Good Beverage LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Good Beverage LLC, an Illinois limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Securities (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $7,500,000.

See Section 2 for certain additional defined terms.

1.   *Events*

(a)   **Equity Financing**.

(i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Equity Securities; or (2) issue to the Investor a number of units of the Equity Securities (whether Preferred Interests or another class issued by the Company) sold in the First Equity Financing. The number of units of Equity Securities shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Equity Securities; or (2) issue to the Investor a number of units of Equity Securities (whether Preferred Interests or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of such Equity Securities shall be equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of Common Interests equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Securities (whether Preferred Interests or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Equity Securities granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Securities issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's managers determine in good faith that delivery of Equity Securities to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Company's managers.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Interests, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Company's managers at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) and all holders of Common Interests.

(d)   **Termination**.   This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the

earlier to occur: (i) the issuance of Equity Securities to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Section 1(b)</u> or <u>Section 1(c)</u>.

2. *Definitions*

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of the Company's managers, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Interests**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Capital Interests (whether Common Interests or Preferred Interests), any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Interests or Preferred Interests, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) the issuance of all units of Equity Securities reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such Equity Securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers units of existing Equity Securities of the Company for resale, as approved by the Company's managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Securities (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Interests**" means the preferred interests of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Securities in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of Equity Securities issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued units of Equity Securities for issuance and delivery upon the conversion of this instrument, such number of units of the Equity Securities as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of units of the Equity Securities issuable upon the conversion of this instrument. All such units shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger

or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Common Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Securities or other securities, in cash, or otherwise.

(b)   The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any units to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any units to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and managers of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company units or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the units or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company

with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such units under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's managers to be advisable to reorganize this instrument and any units of Equity Securities issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid,

addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Securities for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of managers or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Illinois, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Chicago, Illinois. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)	The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

GOOD BEVERAGE LLC

By: _____

Name: Ashley Selman

Title: Chief Executive Officer

Address: 619 South Bruner Street, Hinsdale, IL, United States 60521

Email: ashley@livingheywell.com

INVESTOR:

By:_____

Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Good Beverage LLC (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Good Beverage LLC. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, managers, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

| INVESTOR: | NOMINEE: |
| | Republic Investment Services LLC |

By:	By:
Name:	Name: Youngro Lee, President
Date:	Date:

COMPANY:

Good Beverage LLC

By:

Name: Ashley Selman, Chief Executive Officer

Date:

EXHIBIT C

Testing the Waters Communications



Company Name	Heywell



Logo	

Headline	Sparkling adaptogenic waters modernizing the functional beverage category

Slides	



Tags	Crowd SAFE

**Pitch
text**

Summary

- $48B+ market opportunity in fast growing functional beverage
- Tripled growth from 2020–2021 and on track for $1M in sales in 2022
- Growing list of retailers including Foxtrot, Erewhon & Central Market
- 2022 NEXTY Finalist for Best New Beverage of the Year
- Building community of obsessed consumers and 4.9 star Amazon Review rating
- Certified women-owned with founders backgrounds in CPG/beverage

Problem

Consumers are demanding better functional drinks

There is growing aspiration to be well, but people are stretched thin and modern life brings a lot of stress, especially since COVID. "**95% of Gen Z report stress;** that percentage was 77% last year — an 18 percentage point shift." *(Lending Tree)*.

"Consumers want more function from their food and drinks: particularly immunity and stress relief." (SPINS)



65% of consumers are looking for increased benefits in food and drink

+34% Hydration
+26% Energy-Boosting
+25% Calming/Relaxing
+23% Immunity



But they don't want to sacrifice taste or health for function. It has to be good for you, functional and delicious.

Current functional beverages force consumers to make trade offs

Functional beverage is a HUGE $48B segment ... in need of change. Current drinks like energy and sports drinks are typically loaded with sugar and calories, artificial ingredients and/or jitter-inducing levels of caffeine. Many new healthier functional drinks prioritize functional ingredients over taste.



TASTE OVER HEALTH
High in calories/sugar, artificial ingredients



HEALTH OVER TASTE
Medicinal or poor tasting

Introducing heywell, where function meets flavor

Delicious, good-for-you, functional sparkling waters that support energy, immunity, hydration, focus and occasional stress.



Delivering what appeals most to *Gen-Z and Millennials*

18–34 year olds are more likely than older adults to to claim functional ingredient usage. *(mintel)*

Plant-Based / Good-For-You

- heywell leverages plants to solve everyday consumer problems like stress and immunity support through ingredients like herbs and adaptogens—a class of plant that helps our bodies find balance and adapt to stress.
- Non-GMO, gluten-free, dairy-free, vegan, and made with organic ingredients
- Naturally low in calories (10–15 calories) and sugar (0–2 grams sugar) with no artificial OR added sugars

Occasion-focused

- Gen Z and Millennials are more occasion focused than previous generations. They'd rather understand what a product DOES for them vs focus on specific ingredients. *(New Hope)*

- heywell leads with functionality consumers seek: energy, immunity, focus, stress and hydration.

Delicious

- Refreshing and lightly carbonated, tart and sweet.
- Can't detect the functional ingredients — heywell tastes like sparkling water with a splash of juice.





ADAPTA-WHAT?

Adaptogens are a key driver of the functional beverage movement. Adaptogens are a class of plant that helps our bodies adapt to stress. Mostly roots and herbs, they've been around for centuries but are still emerging in the US.

Adaptogens

Adaptogens are plants and mushrooms that help your body respond to stress, anxiety, fatigue and overall wellbeing. You can take adaptogens by adding them to food or beverages or take them as tinctures. Adaptogens bring your body back to a steady balance by managing both physical and mental stressors.

What do adaptogens do to my body?

The goal of taking adaptogens is to return your body back to a state of balance (homeostasis). The herbal action in adaptogens increases or decreases chemical reactions within your body.

For example, if you're stressed (elevated cortisol), an adaptogen will respond by reducing cortisol levels. If you experience chronic fatigue with low cortisol levels, an adaptogen will increase the level of cortisol in your body.


Cleveland Clinic

Product

Made for modern life

Each made with a unique purpose and led with functional benefit



- Created by beverage scientists and founders with backgrounds in beverage to build effective stacks of ingredients AND still deliver great taste. **Use CODE: REPUBLIC for 20% off your first purchase.**

- Made with well-researched ingredients including GRAS certified adaptogens, antioxidants, super herbs and organic caffeine: schisandra, ashwagandha, l-theanine, amla berry, lemon balm, organic caffeine from green coffee beans, magnesium, potassium and pink Himalayan sea salt

- Ingredient education on packaging makes it simple and easy to understand

'Ingredients that deliver health while maintaining taste should prove successful as consumers refocus on their health, while seeking food for comfort and pleasure [post pandemic]... Brands like heywell leverage a variety of adaptogens, vitamins and superfoods to make beverages with functional benefits.'





Traction

On track to deliver $1M in revenue in 2022 and profitability in 2023*

heywell is on track to deliver $11M in revenue in 2022 and growing! heywell will also reach profitability in early 2023.



Click here for important information regarding Financial Projections which are not guaranteed.

heywell is outpacing the fast-growing category!

heywell tripled volume growth in 2021. With only 3% ACV (retail distribution), heywell is outperforming the US Natural Energy + Functional Beverage category (and big key competitors!) in the Natural Enhanced channel, where early adopters shop



- **+200%** growth in both dollars and units

- **Base business is even higher +270% over the same 6-month period (showing strong repeat)**

- **Volume is sold at full price NOT on promotion** (87% non promo/13% promo), leaving lots of room for additional growth when we invest promotional dollars.



—

And catching on...

heywell has received high-impact recognition and press

- 2022 EXPO WEST NEXTY Award finalist for best new beverage of the year, the leading organization in the natural products industry.
- Finalist in BevNet's New Beverage Showdown, the leading competition in the beverage industry.
- Incredible PR coverage:



**2022 FINALIST
BEST NEW BEVERAGE**



Forbes

'These low-calorie sparkling waters do more than hydrate - they can relax and energize you, too. And one can of the Energy + Immunity Sparkling Grapefruit, infused with Schisandra, L-Theanine, and organic caffeine is all it takes to help me shake off an afternoon slump (or a bad case of writer's block).'



WELL + GOOD

'Our senior commerce editor swears by these as her daily pick-me-up—unlike a cup of coffee or traditional energy drink, she's able to focus better for hours—without the sugary crash.

Plus, the refreshing strawberry lemon is summer in a can.'



O
THE OPRAH MAGAZINE

OPRAH CALLS HEYWELL 'A MODERN SPIN ON SODA - LOW IN SUGAR AND HIGH IN PLANT-BASED INGREDIENTS'





.... and an audience of 'obsessed' fans





Customers

Growing retail distribution with key customers ...

heywell can be found in influential accounts including Foxtrot, Erewhon, Central Market, Plum Market and Fairway.

- heywell is a TOP SELLER in Foxtrot Market
- In Erewhon, heywell ranks in the top 10 among single-serve beverage soda/carbonated drinks
- Average velocity is 6–12 units per store/per SKU/per week and 12–18+ units in specialty retail

heywell just secured new distribution in Life Time Fitness, Beyond Juice, Earth Fare, Mother's, and Metropolitan Market—with many more commitments for summer.














heywell is distributed with the three largest natural food distributors in the country: Pod Foods, UNFI and KeHE.

- UNFI: heywell was elected to the prestigious **UNFI UPNext** Program that grows emerging brands
- Pod Foods Distributing: heywell is the **top 4 beverage brand** and **top 6 overall brand** NATIONALLY
- KeHE: DIVERSEtrade supplier

... and delivering strong velocity in e-comm and fast delivery channels

heywell is a top performer in these important channels:

BEST SELLER

One heywell SKU represents 20% of Good Eggs subcategory



FAST GROWING
FAST DELIVERY

+82%
heywell growth in gopuff

gopuff

BEST SELLER
#1 selling brand in 2021



snackmagic

... and receives strong reviews with a 4.9 out of 5 stars on Amazon.com



Business Model

Omni-channel strategy will fuel our future

Our omni-channel approach builds brand awareness and credibility, and will be key to our future growth.

Brick & mortar still accounts for 89% of total U.S. grocery sales, so that's where our focus is. And while retail remains our top priority to scale, high growth and emerging channels—like fast delivery service and e-commerce—are important to drive trial and awareness with very influential, early-adopting consumers.

- 35% of US households now rely on e-commerce for groceries and projected to grow by 29% from 2020-2024. *(bringg)*
- By 2030, it's estimated that there will be one micro-fulfillment center for every 10 grocery stores. Companies like gopuff and getir have each recently raised over $1B in capital *(food logistics, tech crunch)*

Market

$52.2M opportunity from gaining just 1%

of the Natural Energy + Functional Bev subsegment
—
US sales within this subsegment growing at +24.6%

The $48B Functional Bev segment is huge and growing at 6.6%. 1% share of this segment is a $480M opportunity. heywell is focussing on the fastest growing sub-segment, Natural Energy + Functional—where 1% is $52.2M opportunity.

Adaptogens are a projected to be a behemoth $23.4B category by 2030—mostly available in powder or pill form today. heywell will make adaptogens more accessible and easier to incorporate into every day life.



$5.2B
+ 24.6% vs YAGO
NATURAL ENERGY +
FUNCTIONAL US SALES

$48B
+ 6.6% vs YAGO
FUNCTIONAL US SALES

Plant-Power, including Adaptogens,
will fuel the functional movement

$23.4B

Projected 2030 Adaptogen Market Size
Adaptogens are primarily available in pill and powder form
and primed for expansion into functional beverages.



Competition

Clear competitive advantage

heywell delivers healthy function + flavor as it outpaces competitors







Organic/NON-GMO	Organic/NON-GMO	Organic/NON-GMO
Plant Based	Plant Based	Plant Based + Adaptogens
Multi-function	Multi-function	Multi-function
Good Taste	Good Taste	Good Taste
Approachable	Approachable	Approachable

+12.4%   **+26.2% / +54.8%**   **+206.3%**

Vision And Strategy

Building an evergreen platform for functional wellness

Heywell has created a flexible brand platform meant to meet consumers' emerging and sustaining functional needs. Functional food and beverage is still a new category, and many brands have over-narrowed on one key ingredient (ie CBD) or function (only calm OR natural energy) which we believe can prohibit longevity.

By focusing on occasion- and wellness-accessibility first, heywell has the ability to leverage the platform to extend into new occasions, ingredients, and form innovation beyond beverage. Consumers give us permission to solve multiple occasions—indicated by our relatively equal sales performance across skus—and heywell will become known for providing delicious, occasion-based solutions for modern life.



Impact

Led by our mission

Core to our mission: 1% of sales to nonprofits that advocate inclusion.

heywell's mission of making wellness more simple and accessible for everyone every day is born out of the founders background.

Ashley and Britt have worked in male-led industries; and as senior vice presidents in marketing, they were often the only women around the conference table. The food and beverage industry continues to be male dominated, and just 2.3% of all venture capital funding goes to women-led start-ups. heywell is proud to be a

WBENC certified women owned business, and strives to give back to a community that has supported them on their journey by partnering with other women and minority owned businesses for things like PR, production, sales, procurement and creative development.

Making sure all consumers feel welcome is table stakes in 2022. No matter how you look, who you love, or how you feel about wellness, all are welcome here. We all aspire to a life well lived—including a healthy mind and body. However, some consumers can feel disconnected from an industry that is appealing but exclusive and inaccessible.

It started with our name: heywell is meant to be a simple invitation to wellness. From representation, through product development and programming, heywell is inclusive and inspirational, vs. exclusive and aspirational. We give 1% of our sales to nonprofits that advocate for inclusion, and give consumers the option to donate on our website as well. While our donations change depending on what is going on in the word, heywell currently supports the National Diversity Council, the NAACP, the Equality Federation Institute, and Asian Americans Advancing Justice.

Funding

Raised $1M+ to date

heywell has raised more than $1M with the help of friends and family and a women-led VC. We are also in talks with the incubator teams at two large CPG companies.

Our product is in-market, reaching influential consumers, delivering strong trailing twelve month sales, and outpacing the fast growing functional beverage category!

Founders

Ashley Selman and Britt Dougherty have 25 combined years of CPG/beverage industry experience as senior executives with backgrounds in brand strategy, brand management, white space identification and innovation.

Ashley is recognized for helping lead the Blue Moon Brewing Company business to the #1 craft brand in the U.S., and built the brand's first standalone brewery in Denver. Britt has been recognized as one of Advertising Age's Women to Watch, and was selected to the 2017 Brand Innovators Women to Watch.



Team

	Britt Dougherty	Founder
	Ashley Selman	Founder

Perks

$500	One free 12pk case of heywell Premium swag bag
$1,500	FREE 3 month supply of heywell Premium swag bag
$2,500	FREE 6 month supply of heywell VIP merchandise box
$5,000	FREE 6 month supply of heywell, VIP merchandise box Meeting with co-founders
$10,000	FREE one year supply of heywell VIP swag bag Invite to heywell's annual investor meeting

FAQ

Company Name	Heywell

Logo	

Headline	Sparkling adaptogenic waters modernizing the functional beverage category

Slides	



Tags	Women Founders, Companies, $1M+ raised, B2B, Drinks, Coming Soon, Equity

---

Pitch text

Summary

- $48B+ market opportunity in fast growing functional beverage
- Tripled growth from 2020–2021 and on track for $1M in sales in 2022
- Growing list of retailers including Foxtrot, Erewhon & Central Market
- 2022 NEXTY Finalist for Best New Beverage of the Year
- Building community of obsessed consumers and 4.9 star Amazon review rating
- Certified women-owned with founders backgrounds in CPG/beverage

Problem

Consumers are demanding better functional drinks

There is growing aspiration to be well, but people are stretched thin and modern life brings a lot of stress, especially since COVID. "**95% of Gen Z report stress;** that percentage was 77% last year — an 18 percentage point shift." *(Lending Tree).*





"Consumers want more function from their food and drinks: particularly immunity and stress relief." (SPINS)

65%
of consumers are looking for increased benefits in food and drink

+34% Hydration
+26% Energy-Boosting
+25% Calming/Relaxing
+23% Immunity

Beverage daily.com

But they don't want to sacrifice taste or health for function. It has to be <u>good for you</u>, <u>functional</u> and <u>delicious</u>.

Current functional beverages force consumers to make trade offs

Functional beverage is a HUGE $48B segment ... in need of change. Current drinks like energy and sports drinks are typically loaded with <u>sugar and calories, artificial ingredients and/or jitter-inducing levels of caffeine</u>. Many new healthier functional drinks prioritize functional ingredients over taste.



TASTE OVER HEALTH
High in calories/sugar, artificial ingredients



HEALTH OVER TASTE
Medicinal or poor tasting



Introducing heywell, where function meets flavor

Delicious, good-for-you, functional sparkling waters that support energy, immunity, hydration, focus and occasional stress.



Delivering what appeals most to *Gen-Z and Millennials*

18–34 year olds are more likely than older adults to to claim functional ingredient usage. *(mintel)*

Plant-Based / Good-For-You

- heywell leverages plants to solve everyday consumer problems like stress and immunity support through ingredients like herbs and adaptogens—a class of plant that helps our bodies find balance and adapt to stress.
- Non-GMO, gluten-free, dairy-free, vegan, and made with organic ingredients
- Naturally low in calories (10–15 calories) and sugar (0–2 grams sugar) with no artificial OR added sugars

Occasion-focused

- Gen Z and Millennials are more occasion focused than previous generations. They'd rather understand what a product DOES for them



vs focus on specific ingredients. (*New Hope*)

- heywell leads with functionality consumers seek: energy, immunity, focus, stress and hydration.

Delicious

- Refreshing and lightly carbonated, tart and sweet.
- Can't detect the functional ingredients — heywell tastes like sparkling water with a splash of juice.





ADAPTA-WHAT?

Adaptogens are a key driver of the functional beverage movement. Adaptogens are a class of plant that helps our bodies adapt to stress. Mostly roots and herbs, they've been around for centuries but are still emerging in the US.

Adaptogens

Adaptogens are plants and mushrooms that help your body respond to stress, anxiety, fatigue and overall wellbeing. You can take adaptogens by adding them to food or beverages or take them as tinctures. Adaptogens bring your body back to a steady balance by managing both physical and mental stressors.

What do adaptogens do to my body?

The goal of taking adaptogens is to return your body back to a state of balance (homeostasis). The herbal action in adaptogens increases or decreases chemical reactions within your body.

For example, if you're stressed (elevated cortisol), an adaptogen will respond by reducing cortisol levels. If you experience chronic fatigue with low cortisol levels, an adaptogen will increase the level of cortisol in your body.

 Cleveland Clinic

Product

Made for modern life

Each made with a unique purpose and led with functional benefit





- Created by beverage scientists and founders with backgrounds in beverage to build effective stacks of ingredients AND still deliver great taste. **Use CODE: REPUBLIC for 20% off your first purchase.**

- Made with well-researched ingredients including GRAS certified adaptogens, antioxidants, super herbs and organic caffeine: schisandra, ashwagandha, l-theanine, amla berry, lemon balm, organic caffeine from green coffee beans, magnesium, potassium and pink Himalayan sea salt.

- Ingredient education on packaging makes it simple and easy to understand.

'Ingredients that deliver health while maintaining taste should prove successful as consumers refocus on their health, while seeking food for comfort and pleasure [post pandemic]... Brands like heywell leverage a variety of adaptogens, vitamins and superfoods to make beverages with functional benefits.'





Traction



On track to deliver $11M in revenue in 2022 and profitability in 2023*

heywell is on track to deliver $1M in revenue in 2022 and growing! heywell will also reach profitability in early 2023.



* Click here for important information regarding Financial Projections which are not guaranteed.

heywell is outpacing the fast-growing category!

heywell tripled volume growth in 2021. With only 3% ACV (retail distribution), heywell is outperforming the US Natural Energy + Functional Beverage category (and big key competitors!) in the Natural Enhanced channel, where early adopters shop





+200%

DOLLAR SALES GROWTH
US Natural Energy + Functional Beverage
Natural Enhanced Channel

+54.8%

+18.1%   +26.2%

Category   Life Aide   Celcius   heywell

- **+200%** growth in both dollars and units

- Base business is even higher **+270%** over the same 6-month period (showing strong repeat)

- Volume is sold at full price NOT on promotion (87% non promo/13% promo), leaving lots of room for additional growth when we invest promotional dollars.



Source: SPINS TOTAL US - NATURAL ENHANCED CHANNEL: Energy and other functional beverage: 52 weeks ending 9/4/2021; 52 weeks ending 3/21/2021

... And catching on:

heywell has received high-impact recognition and press...

- 2022 EXPO WEST NEXTY Award finalist for best new beverage of the year, the leading organization in the natural products industry.

- Finalist in BevNet's New Beverage Showdown, the leading competition in the beverage industry.

- Incredible PR coverage:



**2022 FINALIST
BEST NEW BEVERAGE**



'These low-calorie sparkling waters do more than hydrate - they can relax and energize you, too. And one can of the Energy + Immunity Sparkling Grapefruit, infused with Schisandra, L-Theanine, and organic caffeine is all it takes to help me shake off an afternoon slump (or a bad case of writer's block).'



'Our senior commerce editor swears by these as her daily pick-me-up—unlike a cup of coffee or traditional energy drink, she's able to focus better for hours—without the sugary crash.

Plus, the refreshing strawberry lemon is summer in a can.'



OPRAH CALLS
HEYWELL
'A MODERN SPIN
ON SODA - LOW IN
SUGAR AND HIGH
IN PLANT-BASED
INGREDIENTS'







.... and an audience of 'obsessed' fans.





Customers

Growing retail distribution with key customers ...

heywell can be found in influential accounts including Foxtrot, Erewhon, Central Market, Plum Market and Fairway.

- heywell is a TOP SELLER in Foxtrot Market
- In Erewhon, heywell ranks in the top 10 among single-serve beverage soda/carbonated drinks
- Average velocity is 6–12 units per store/per SKU/per week and 12–18+ units in specialty retail



heywell just secured new distribution in Life Time Fitness, Beyond Juice, Earth Fare, Mother's, and Metropolitan Market—with many more commitments for summer.














heywell is distributed with the three largest natural food distributors in the country: Pod Foods, UNFI and KeHE.

- UNFI: heywell was elected to the prestigious **UNFI UPNext** Program that grows emerging brands
- Pod Foods Distributing: heywell is the **top 4 beverage brand** and **top 6 overall brand** NATIONALLY
- KeHE: DIVERSEtrade supplier

... and delivering strong velocity in e-comm and fast delivery channels

heywell is a top performer in these important channels:




BEST SELLER

One heywell SKU represents 20% of Good Eggs subcategory

FAST GROWING

FAST DELIVERY

+82%

heywell growth in gopuff



BEST SELLER

#1 selling brand in 2021



... and receives strong reviews with a 4.9 out of 5 stars on Amazon.com.





Business Model

Omni-channel strategy will fuel our future

Our omni-channel approach builds brand awareness and credibility, and will be key to our future growth.

Brick & mortar still accounts for 89% of total U.S. grocery sales, so that's where our focus is. And while retail remains our top priority to scale, high growth and emerging channels—like fast delivery service and e-commerce —are important to drive trial and awareness with very influential, early-adopting consumers.

- 35% of US households now rely on e-commerce for groceries and projected to grow by 29% from 2020-2024. *(bringg)*
- By 2030, it's estimated that there will be one micro-fulfillment center for every 10 grocery stores. Companies like gopuff and getir have each recently raised over $1B in capital. *(food logistics, tech crunch)*

Market

$52.2M opportunity from gaining just 1%

of the Natural Energy + Functional Bev subsegment —

US sales within this subsegment growing at +24.6%

The $48B Functional Bev segment is huge and growing at 6.6%. 1% share of this segment is a $480M opportunity. heywell is focussing on the fastest growing sub-segment, Natural Energy + Functional—where 1% is $52.2M opportunity.

Adaptogens are a projected to be a behemoth $23.4B category by 2030—mostly available in powder or pill form today. heywell will make adaptogens more accessible and easier to incorporate into every day life.





Competition

Clear competitive advantage

heywell delivers healthy function + flavor as it outpaces competitors







Organic/NON-GMO	Organic/NON-GMO	Organic/NON-GMO
Plant Based	Plant Based	Plant Based + Adaptogens
Multi-function	Multi-function	Multi-function
Good Taste	Good Taste	Good Taste
Approachable	Approachable	Approachable

| +12.4% | +26.2% / +54.8% | +206.3% |
| Red Bull | Lifeaid   Celsius | heywell |

Vision And Strategy

Building an evergreen platform for functional wellness

Heywell has created a flexible brand platform meant to meet consumers' emerging and sustaining functional needs. Functional food and beverage is still a new category, and many brands have over-narrowed on one key ingredient (ie CBD) or function (only calm OR natural energy) which we believe can prohibit longevity.

By focusing on occasion- and wellness-accessibility first, heywell has the ability to leverage the platform to extend into new occasions, ingredients, and form innovation beyond beverage. Consumers give us permission to solve multiple occasions—indicated by our relatively equal sales performance across skus—and heywell will become known for providing delicious, occasion-based solutions for modern life.





Impact

Led by our mission

Core to our mission: 1% of sales to nonprofits that advocate inclusion.

heywell's mission of making wellness more simple and accessible for everyone every day is born out of the founders background.

Ashley and Britt have worked in male-led industries; and as senior vice presidents in marketing, they were often the only women around the conference table. The food and beverage industry continues to be male dominated, and just 2.3% of all venture capital funding goes to women-led start-ups. heywell is proud to be a WBENC certified women-owned business, and strives to give back to a community that has supported them on their journey by partnering with other women and minority owned businesses for things like PR, production, sales, procurement and creative development.

Making sure all consumers feel welcome is table stakes in 2022. No matter how you look, who you love, or how you feel about wellness, all are welcome here. We all aspire to a life well-lived—including a healthy mind and body. However, some consumers can feel disconnected from an industry that is appealing but exclusive and inaccessible.

It started with our name: heywell is meant to be a simple invitation to wellness. From representation, through product development and programming, heywell is inclusive and inspirational, vs. exclusive and aspirational. We give 1% of our sales to nonprofits that advocate for inclusion, and give consumers the option to donate on our website as well. While our donations change depending on what is going on in the word,



heywell currently supports the National Diversity Council, the NAACP, the Equality Federation Institute, and Asian Americans Advancing Justice.

Funding

Raised $1M+ to date

heywell has raised more than $1M with the help of friends and family and a women-led VC. We are also in talks with the incubator teams at two large CPG companies.

Our product is <u>in-market</u>, <u>reaching influential consumers</u>, delivering <u>strong trailing twelve month sales</u>, and <u>outpacing the fast growing functional beverage category</u>!

Founders

 Ashley Selman and Britt Dougherty have 25 combined years of CPG/beverage industry experience as senior executives with backgrounds in brand strategy, brand management, white space identification and innovation.

Ashley is recognized for helping lead the Blue Moon Brewing Company business to the #1 craft brand in the U.S., and built the brand's first standalone brewery in Denver. Britt has been recognized as one of Advertising Age's Women to Watch, and was selected to the 2017 Brand Innovators Women to Watch.



Team

	Britt Dougherty	Founder
	Ashley Selman	Founder

Perks

$500	One FREE 12pk case of heywell Premium swag bag
$1,500	FREE 3 month supply of heywell Premium swag bag
$2,500	FREE 6 month supply of heywell VIP merchandise box
$5,000	FREE 6 month supply of heywell, VIP merchandise box Meeting with co-founders
$10,000	FREE one year supply of heywell VIP swag bag Invite to heywell's annual investor meeting

FAQ



What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.
	If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.





Company Name	Heywell
Logo	
Headline	Sparkling adaptogenic waters modernizing the functional beverage category
Slides	

Tags	Women Founders, Companies, $1M+ raised, B2B, Drinks, Coming Soon

Pitch text

Summary

- $48B+ market opportunity in fast growing functional beverage
- Tripled growth from 2020–2021 and on track for $1M in sales in 2022
- Growing list of retailers including Foxtrot, Erewhon & Central Market
- 2022 NEXTY Finalist for Best New Beverage of the Year
- Building community of obsessed consumers and 4.9 star Amazon review rating
- Certified women-owned with founders backgrounds in CPG/beverage

Problem

Consumers are demanding better functional drinks

There is growing aspiration to be well, but people are stretched thin and modern life brings a lot of stress, especially since COVID. "**95% of Gen Z report stress;** that percentage was 77% last year — an 18 percentage point shift." *(Lending Tree)*.



"Consumers want more function from their food and drinks: particularly immunity and stress relief." (SPINS)

65%
of consumers are looking for increased benefits in food and drink

+34% Hydration
+26% Energy-Boosting
+25% Calming/Relaxing
+23% Immunity

Beverage daily.com

But they don't want to sacrifice taste or health for function. It has to be <u>good for you</u>, <u>functional</u> and <u>delicious</u>.

Current functional beverages force consumers to make trade offs

Functional beverage is a HUGE $48B segment ... in need of change. Current drinks like energy and sports drinks are typically loaded with <u>sugar and calories, artificial ingredients and/or jitter-inducing levels of caffeine</u>. Many new healthier functional drinks prioritize functional ingredients over taste.



TASTE OVER HEALTH
High in calories/sugar, artificial ingredients



HEALTH OVER TASTE
Medicinal or poor tasting

Solution

Introducing heywell, where function meets flavor

Delicious, good-for-you, functional sparkling waters that support energy, immunity, hydration, focus and occasional stress.



Delivering what appeals most to *Gen-Z and Millennials*

18–34 year olds are more likely than older adults to to claim functional ingredient usage. *(mintel)*

Plant-Based / Good-For-You

- heywell leverages plants to solve everyday consumer problems like stress and immunity support through ingredients like herbs and adaptogens—a class of plant that helps our bodies find balance and adapt to stress.
- Non-GMO, gluten-free, dairy-free, vegan, and made with organic ingredients
- Naturally low in calories (10–15 calories) and sugar (0–2 grams sugar) with no artificial OR added sugars

Occasion-focused

- Gen Z and Millennials are more occasion focused than previous generations. They'd rather understand what a product DOES for them

vs focus on specific ingredients. *(New Hope)*

- heywell leads with functionality consumers seek: energy, immunity, focus, stress and hydration.

Delicious

- Refreshing and lightly carbonated, tart and sweet.
- Can't detect the functional ingredients — heywell tastes like sparkling water with a splash of juice.





ADAPTA-WHAT?

Adaptogens are a key driver of the functional beverage movement. Adaptogens are a class of plant that helps our bodies adapt to stress. Mostly roots and herbs, they've been around for centuries but are still emerging in the US.

Adaptogens

Adaptogens are plants and mushrooms that help your body respond to stress, anxiety, fatigue and overall wellbeing. You can take adaptogens by adding them to food or beverages or take them as tinctures. Adaptogens bring your body back to a steady balance by managing both physical and mental stressors.

What do adaptogens do to my body?

The goal of taking adaptogens is to return your body back to a state of balance (homeostasis). The herbal action in adaptogens increases or decreases chemical reactions within your body.

For example, if you're stressed (elevated cortisol), an adaptogen will respond by reducing cortisol levels. If you experience chronic fatigue with low cortisol levels, an adaptogen will increase the level of cortisol in your body.

 Cleveland Clinic

Product

Made for modern life

Each made with a unique purpose and led with functional benefit



- Created by beverage scientists and founders with backgrounds in beverage to build effective stacks of ingredients AND still deliver great taste. **Use CODE: REPUBLIC for 20% off your first purchase.**

- Made with well-researched ingredients including GRAS certified adaptogens, antioxidants, super herbs and organic caffeine: schisandra, ashwagandha, l-theanine, amla berry, lemon balm, organic caffeine from green coffee beans, magnesium, potassium and pink Himalayan sea salt.

- Ingredient education on packaging makes it simple and easy to understand.

'Ingredients that deliver health while maintaining taste should prove successful as consumers refocus on their health, while seeking food for comfort and pleasure [post pandemic]... Brands like heywell leverage a variety of adaptogens, vitamins and superfoods to make beverages with functional benefits.'





Traction

On track to deliver $1M in revenue in 2022 and profitability in 2023*

heywell is on track to deliver $1M in revenue in 2022 and growing! heywell will also reach profitability in early 2023.



* Click here for important information regarding Financial Projections which are not guaranteed.

heywell is outpacing the fast-growing category!

heywell tripled volume growth in 2021. With only 3% ACV (retail distribution), heywell is outperforming the US Natural Energy + Functional Beverage category (and big key competitors!) in the Natural Enhanced channel, where early adopters shop



DOLLAR SALES GROWTH
US Natural Energy + Functional Beverage
Natural Enhanced Channel

+200%

+18.1% +26.2% +54.8%

Category   Life Aide   Celcius   heywell

Source: SPINS TOTAL US - NATURAL ENHANCED CHANNEL: Energy and other functional beverage: 52 weeks ending 9/4/2021; 52 weeks ending 3/21/2021

- **+200%** growth in both dollars and units

- Base business is even higher **+270%** over the same 6-month period (showing strong repeat)

- Volume is sold at full price NOT on promotion (87% non promo/13% promo), leaving lots of room for additional growth when we invest promotional dollars.



... And catching on:

heywell has received high-impact recognition and press...

- 2022 EXPO WEST NEXTY Award finalist for best new beverage of the year, the leading organization in the natural products industry.

- Finalist in BevNet's New Beverage Showdown, the leading competition in the beverage industry.

- Incredible PR coverage:



**2022 FINALIST
BEST NEW BEVERAGE**



'These low-calorie sparkling waters do more than hydrate - they can relax and energize you, too. And one can of the Energy + Immunity Sparkling Grapefruit, infused with Schisandra, L-Theanine, and organic caffeine is all it takes to help me shake off an afternoon slump (or a bad case of writer's block).'



'Our senior commerce editor swears by these as her daily pick-me-up—unlike a cup of coffee or traditional energy drink, she's able to focus better for hours—without the sugary crash.

Plus, the refreshing strawberry lemon is summer in a can.'



OPRAH CALLS HEYWELL 'A MODERN SPIN ON SODA - LOW IN SUGAR AND HIGH IN PLANT-BASED INGREDIENTS'






.... and an audience of 'obsessed' fans.





Customers

Growing retail distribution with key customers ...

heywell can be found in influential accounts including Foxtrot, Erewhon, Central Market, Plum Market and Fairway.

- heywell is a TOP SELLER in Foxtrot Market
- In Erewhon, heywell ranks in the top 10 among single-serve beverage soda/carbonated drinks
- Average velocity is 6–12 units per store/per SKU/per week and 12–18+ units in specialty retail

heywell just secured new distribution in Life Time Fitness, Beyond Juice, Earth Fare, Mother's, and Metropolitan Market—with many more commitments for summer.














heywell is distributed with the three largest natural food distributors in the country: Pod Foods, UNFI and KeHE.

- UNFI: heywell was elected to the prestigious **UNFI UPNext** Program that grows emerging brands
- Pod Foods Distributing: heywell is the **top 4 beverage brand** and **top 6 overall brand** NATIONALLY
- KeHE: DIVERSEtrade supplier

... and delivering strong velocity in e-comm and fast delivery channels

heywell is a top performer in these important channels:



BEST SELLER

One heywell SKU represents 20% of Good Eggs subcategory



FAST GROWING

FAST DELIVERY

+82%

heywell growth in gopuff

gopuff

BEST SELLER

#1 selling brand in 2021



... and receives strong reviews with a 4.9 out of 5 stars on Amazon.com.



Business Model

Omni-channel strategy will fuel our future

Our omni-channel approach builds brand awareness and credibility, and will be key to our future growth.

Brick & mortar still accounts for 89% of total U.S. grocery sales, so that's where our focus is. And while retail remains our top priority to scale, high growth and emerging channels—like fast delivery service and e-commerce —are important to drive trial and awareness with very influential, early-adopting consumers.

- 35% of US households now rely on e-commerce for groceries and projected to grow by 29% from 2020-2024. *(bringg)*
- By 2030, it's estimated that there will be one micro-fulfillment center for every 10 grocery stores. Companies like gopuff and getir have each recently raised over $1B in capital. *(food logistics, tech crunch)*

Market

$52.2M opportunity from gaining just 1%

of the Natural Energy + Functional Bev subsegment —

US sales within this subsegment growing at +24.6%

The $48B Functional Bev segment is huge and growing at 6.6%. 1% share of this segment is a $480M opportunity. heywell is focussing on the fastest growing sub-segment, Natural Energy + Functional—where 1% is $52.2M opportunity.

Adaptogens are a projected to be a behemoth $23.4B category by 2030—mostly available in powder or pill form today. heywell will make adaptogens more accessible and easier to incorporate into every day life.





Competition

Clear competitive advantage

heywell delivers healthy function + flavor as it outpaces competitors





Organic/NON-GMO	Organic/NON-GMO	Organic/NON-GMO
Plant Based	Plant Based	Plant Based + Adaptogens
Multi-function	Multi-function	Multi-function
Good Taste	Good Taste	Good Taste
Approachable	Approachable	Approachable

+12.4%	**+26.2%** / **+54.8%**	**+206.3%**
Red Bull	Lifeaid · Celsius	heywell

Vision And Strategy

Building an evergreen platform for functional wellness

Heywell has created a flexible brand platform meant to meet consumers' emerging and sustaining functional needs. Functional food and beverage is still a new category, and many brands have over-narrowed on one key ingredient (ie CBD) or function (only calm OR natural energy) which we believe can prohibit longevity.

By focusing on occasion- and wellness-accessibility first, heywell has the ability to leverage the platform to extend into new occasions, ingredients, and form innovation beyond beverage. Consumers give us permission to solve multiple occasions—indicated by our relatively equal sales performance across skus—and heywell will become known for providing delicious, occasion-based solutions for modern life.



Impact

Led by our mission

Core to our mission: 1% of sales to nonprofits that advocate inclusion.

heywell's mission of making wellness more simple and accessible for everyone every day is born out of the founders background.

Ashley and Britt have worked in male-led industries; and as senior vice presidents in marketing, they were often the only women around the conference table. The food and beverage industry continues to be male dominated, and just 2.3% of all venture capital funding goes to women-led start-ups. heywell is proud to be a WBENC certified women-owned business, and strives to give back to a community that has supported them on their journey by partnering with other women and minority owned businesses for things like PR, production, sales, procurement and creative development.

Making sure all consumers feel welcome is table stakes in 2022. No matter how you look, who you love, or how you feel about wellness, all are welcome here. We all aspire to a life well-lived—including a healthy mind and body. However, some consumers can feel disconnected from an industry that is appealing but exclusive and inaccessible.

It started with our name: heywell is meant to be a simple invitation to wellness. From representation, through product development and programming, heywell is inclusive and inspirational, vs. exclusive and aspirational. We give 1% of our sales to nonprofits that advocate for inclusion, and give consumers the option to donate on our website as well. While our donations change depending on what is going on in the word,

heywell currently supports the National Diversity Council, the NAACP, the Equality Federation Institute, and Asian Americans Advancing Justice.

Funding

Raised $1M+ to date

heywell has raised more than $1M with the help of friends and family and a women-led VC. We are also in talks with the incubator teams at two large CPG companies.

Our product is <u>in-market</u>, <u>reaching influential consumers</u>, delivering <u>strong trailing twelve month sales</u>, and <u>outpacing the fast growing functional beverage category</u>!

Founders



Ashley Selman and Britt Dougherty have 25 combined years of CPG/beverage industry experience as senior executives with backgrounds in brand strategy, brand management, white space identification and innovation.

Ashley is recognized for helping lead the Blue Moon Brewing Company business to the #1 craft brand in the U.S., and built the brand's first standalone brewery in Denver. Britt has been recognized as one of Advertising Age's Women to Watch, and was selected to the 2017 Brand Innovators Women to Watch.

Team

	Britt Dougherty	Founder
	Ashley Selman	Founder

Perks

$500	One FREE 12pk case of heywell Premium swag bag
$1,500	FREE 3 month supply of heywell Premium swag bag
$2,500	FREE 6 month supply of heywell VIP merchandise box
$5,000	FREE 6 month supply of heywell, VIP merchandise box Meeting with co-founders
$10,000	FREE one year supply of heywell VIP swag bag Invite to heywell's annual investor meeting

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



Company Name	Heywell
Logo	
Headline	Sparkling adaptogenic waters modernizing the functional beverage category
Slides	

Tags	Women Founders, Companies, $1M+ raised, B2B, Drinks, Coming Soon

Pitch text

Summary

- $48B+ market opportunity in fast growing functional beverage
- Tripled growth from 2020–2021 and on track for $1M in sales in 2022
- Growing list of retailers including Foxtrot, Erewhon & Central Market
- 2022 NEXTY Finalist for Best New Beverage of the Year
- Building community of obsessed consumers with strong velocity: equal to ...
- Certified women-owned with founders backgrounds in CPG/beverage

Problem

Consumer demand for functionality in beverage is strong and accelerating, but current offerings force too many trade-offs

There is growing aspiration to be well, but people are stretched thin and modern life brings a lot of stress. Consumers are increasingly turning to food and beverage for their everyday wellbeing, especially for functional benefits.



But they don't want to sacrifice taste or health for function. It has to be <u>good for you</u>, <u>functional</u> and <u>delicious</u>.



Functional beverage is a HUGE $48B segment ... in need of change. Current drinks like energy and sports drinks are typically loaded with <u>sugar and calories, artificial ingredients and/or jitter-inducing levels of caffeine</u>. Many new healthier functional drinks prioritize functional ingredients over taste.

Solution

Welcome to modern, healthy functional beverages that actually taste good

Delicious, good-for-you, functional sparkling waters that support energy, immunity, hydration, focus and occasional stress.



Delivering what appeals most to *Gen-Z and Millennials*

18–34 year olds are more likely than older adults to to claim functional ingredient usage. *(mintel)*

Plant-Based / Good-For-You

- heywell leverages plants to solve everyday consumer problems like stress and immunity support through ingredients like herbs and adaptogens—a class of plant that helps our bodies find balance and adapt to stress.
- Non-GMO, gluten-free, dairy-free, vegan, and made with organic ingredients
- Naturally low in calories (10–15 calories) and sugar (0–2 grams sugar) with no artificial OR added sugars

Occasion-focused

- Gen Z and Millennials are more occasion focused than previous generations. They'd rather understand what a product DOES for them vs focus on specific ingredients. *(New Hope)*
- heywell leads with functionality consumers seek: energy, immunity, focus, stress and hydration.

Delicious

- Refreshing and lightly carbonated, tart and sweet.

Can't detect the functional ingredients — heywell tastes like sparkling water with a splash of juice.





ADAPTA-WHAT?

Adaptogens are a key driver of the functional beverage movement. Adaptogens are a class of plant that helps our bodies adapt to stress. Mostly roots and herbs, they've been around for centuries but are still emerging in the US.

Adaptogens

Adaptogens are plants and mushrooms that help your body respond to stress, anxiety, fatigue and overall wellbeing. You can take adaptogens by adding them to food or beverages or take them as tinctures. Adaptogens bring your body back to a steady balance by managing both physical and mental stressors.

What do adaptogens do to my body?

The goal of taking adaptogens is to return your body back to a state of balance (homeostasis). The herbal action in adaptogens increases or decreases chemical reactions within your body.

For example, if you're stressed (elevated cortisol), an adaptogen will respond by reducing cortisol levels. If you experience chronic fatigue with low cortisol levels, an adaptogen will increase the level of cortisol in your body.

 Cleveland Clinic

Product

Made for modern life

Each made with a unique purpose and led with functional benefit



ENERGY+ IMMUNITY
SPARKLING GRAPEFRUIT
Made to give you energy and support immunity. It's the perfect way to kick off your day.
15 calories / 1 gram sugar
75mg of organic caffeine

ENERGY+ FOCUS
SPARKLING STRAWBERRY LEMON
Made to give you energy and keep your focus feeling sharp. It's perfect for an afternoon pick-me up and to help give a mental boost.
10 calories / 1 gram sugar
75mg of organic caffeine

CALM + HYDRATE
SPARKLING LIME
Made to help you hydrate, support immunity, and feel calm. It's great any time of day, especially after a workout.
10 calories / 0 grams sugar

CALM + RESTORE
SPARKLING BLACKBERRY GINGER
Made to help you feel calm and restored, without making you tired. It's a perfect way to end your day and a great alternative for alcohol.
15 calories / 2 grams sugar

beverage to build effective stacks of ingredients AND still deliver great taste. **Use CODE: REPUBLIC for 20% off your first purchase.**

- Made with well-researched ingredients including GRAS certified adaptogens, antioxidants, super herbs and organic caffeine: schisandra, ashwagandha, l-theanine, amla berry, lemon balm, organic caffeine from green coffee beans, magnesium, potassium and pink Himalayan sea salt.

- Ingredient education on packaging makes it simple and easy to understand.

'Ingredients that deliver health while maintaining taste should prove successful as consumers refocus on their health, while seeking food for comfort and pleasure [post pandemic]... Brands like heywell leverage a variety of adaptogens, vitamins and superfoods to make beverages with functional benefits.'





Traction

heywell is on track to deliver $1M in Revenue in 2022 and $3.5M in 2023

heywell is on track to deliver $1M in revenue in 2022 and growing! heywell will also reach profitability in early 2023.



Click here for important information regarding Financial Projections which are not guaranteed.

heywell is outpacing the fast-growing category!

heywell tripled volume growth in 2021. With only 3% ACV (retail distribution), heywell is outperforming the US Natural Energy + Functional Beverage category (and big key competitors!) in the Natural Enhanced channel, where early adopters shop



- **+200%** growth in both dollars and units

- Base business is even higher **+270%** over the same 6-month period (showing strong repeat)

- Volume is sold at full price NOT on promotion (87% non promo/13% promo), leaving lots of room for additional growth when we invest promotional dollars.



Source: SPINS TOTAL US - NATURAL ENHANCED CHANNEL: Energy and other functional beverage: 52 weeks ending 9/4/2021; 52 weeks ending 3/21/2021

... And catching on:

heywell has received high-impact recognition and press...



2022 FINALIST BEST NEW BEVERAGE

- 2022 EXPO WEST NEXTY Award finalist for best new beverage of the year, the leading organization in the natural products industry.

- Finalist in BevNet's New Beverage Showdown, the leading competition in the beverage industry.

- Incredible PR coverage:



Forbes

'These low-calorie sparkling waters do more than hydrate - they can relax and energize you, too. And one can of the Energy + Immunity Sparkling Grapefruit, infused with Schisandra, L-Theanine, and organic caffeine is all it takes to help me shake off an afternoon slump (or a bad case of writer's block).'



WELL + GOOD

'Our senior commerce editor swears by these as her daily pick-me-up—unlike a cup of coffee or traditional energy drink, she's able to focus better for hours—without the sugary crash.

Plus, the refreshing strawberry lemon is summer in a can.'

O
THE OPRAH MAGAZINE

OPRAH CALLS HEYWELL 'A MODERN SPIN ON SODA - LOW IN SUGAR AND HIGH IN PLANT-BASED INGREDIENTS'



Eat This, Not That!   iN TOUCH   Bloomberg Businessweek   WGN

.... and an audience of 'obsessed' fans.








Customers

Growing retail distribution with key customers ...

heywell can be found in influential accounts including Foxtrot, Erewhon, Central Market, Plum Market and Fairway.

- heywell is a TOP SELLER in Foxtrot Market
- In Erewhon, heywell ranks in the top 10 among single-serve beverage soda/carbonated drinks
- Average velocity is 6–12 units per store/per SKU/per week and 12–18+ units in specialty retail

heywell just secured new distribution in Life Time Fitness, Beyond Juice, Earth Fare, Mother's, and Metropolitan Market—with many more commitments for summer.














heywell is distributed with the three largest natural food distributors in the country: Pod Foods, UNFI and KeHE.

- UNFI: heywell was elected to the prestigious **UNFI UPNext** Program that grows emerging brands
- Pod Foods Distributing: heywell is the **top 4 beverage brand** and **top 6 overall brand** NATIONALLY
- KeHE: DIVERSEtrade supplier

... and delivering strong velocity in e-comm and fast delivery channels

heywell is a top performer in these important channels:



... and receives strong reviews with a 4.9 out of 5 stars on Amazon.com.



Business Model

Omni-channel strategy will fuel our future

Our omni-channel approach builds brand awareness and credibility, and will be key to our future growth.

Brick & mortar still accounts for 89% of total U.S. grocery sales, so that's where our focus is. And while retail remains our top priority to scale, high growth and emerging channels—like fast delivery service and e-commerce—are important to drive trial and awareness with very influential, early-adopting consumers.

- 35% of US households now rely on e-commerce for groceries and projected to grow by 29% from 2020-2024. *(bringg)*
- By 2030, it's estimated that there will be one micro-fulfillment center for every 10 grocery stores. Companies like gopuff and getir have each recently raised over $1B in capital. *(food logistics, tech crunch)*

Market

$52.2M opportunity from gaining just 1%

of the Natural Energy + Functional Bev subsegment
—
US sales within this subsegment growing at +24.6%

The $48B Functional Bev segment is huge and growing at 6.6%. 1% share of this segment is a $480M opportunity. heywell is focussing on the fastest growing sub-segment, Natural Energy + Functional—where 1% is $52.2M opportunity.

Adaptogens are a projected to be a behemoth $23.4B category by 2030—mostly available in powder or pill form today. heywell will make adaptogens more accessible and easier to incorporate into every day life.



$5.2B
+ 24.6% vs YAGO
NATURAL ENERGY +
FUNCTIONAL US SALES

$48B
+ 6.6% vs YAGO
FUNCTIONAL US SALES

Plant-Power, including Adaptogens,
will fuel the functional movement

$23.4B
Projected 2030 Adaptogen Market Size
Adaptogens are primarily available in pill and powder form
and primed for expansion into functional beverages.



Competition

Clear competitive advantage

heywell delivers healthy function + flavor as it outpaces competitors.

heywell is disrupting and outperforming the $48 Billion functional beverage category delivering high velocity and strong $s versus other functional and sparkling drinks.



3x growth
2020-2021

strong retail
EREWHON, CENTRAL MKT, FOXTROT

200%
GROWTH / 270% IN SAME STORES

velocity
EQUAL TO KEVITA AND HI BALL
GREATER THAN RECESS, REBBL, SANZO
IN NATURAL ENHANCED CHANNEL

OTHER FUNCTIONAL BEVERAGE - NATURAL ENHANCED

BRAND	AVG WKLY DOLLARS PER STORE SELLING PER ITEM	AVG WKLY UNITS PER STORE SELLING PER ITEM
KEVITA	$17.27	5.4
HEYWELL	$21.04	5.3
REBBL	$17.23	4.5
VYBES	$25.59	4.4
ROWDY MERMAID	$9.35	3.8
ODYSSEY	$12.14	3.6
SUNWINK	$9.12	2.7
KOIOS	$6.43	2.3
LIFEAID	$4.34	1.6

SPARKLING WATER FLAVORED - NATURAL ENHANCED

BRAND	AVG WKLY DOLLARS PER STORE SELLING PER ITEM	AVG WKLY UNITS PER STORE SELLING PER ITEM
SPINDRIFT	$30.60	5.8
HI BALL	$15.39	5.4
HEYWELL	$21.04	5.3
RECESS	$20.37	4.8
SANZO	$7.49	3.1
YERBAE	$4.71	2.8
HOP WTR	$12.53	2.5

NATURAL ENHANCED CHANNEL: Other functional beverage: weeks ending 9/04/2022
NATURAL ENHANCED CHANNEL: ss sparkling water flavored: weeks ending 9/04/2022

Vision And Strategy

Building an evergreen platform for functional wellness

heywell has created a flexible brand platform meant to meet consumers emerging and sustaining functional needs. Functional food and beverage is still a new category, and many brands have over-narrowed on one key ingredient (ie CBD) or function (only calm OR natural energy) which we believe can prohibit longevity.

By focusing on occasion- and wellness-accessibility first, heywell has the ability to leverage the platform to extend into new occasions, ingredients, and form innovation beyond beverage. Consumers give us permission to solve multiple occasions—indicated by our relatively equal sales performance across skus—and heywell will become known for providing delicious, occasion-based solutions for modern life.



Impact

Led by our mission

Core to our mission: 1% of sales to nonprofits that advocate inclusion.

heywell's mission of making wellness more simple and accessible for everyone every day is born out of the founders background.

Ashley and Britt have worked in male-led industries; and as senior vice presidents in marketing, they were often the only women around the conference table. The food and beverage industry continues to be male dominated, and just 2.3% of all venture capital funding goes to women-led start-ups. heywell is proud to be a WBENC certified women-owned business, and strives to give back to a community that has supported them on their journey by partnering with other women and minority owned businesses for things like PR, production, sales, procurement and creative development.

Making sure all consumers feel welcome is table stakes in 2022. No matter how you look, who you love, or how you feel about wellness, all are welcome here. We all aspire to a life well-lived—including a healthy mind and body. However, some consumers can feel disconnected from an industry that is appealing but exclusive and inaccessible.

It started with our name: heywell is meant to be a simple invitation to wellness. From representation, through product development and programming, heywell is inclusive and inspirational, vs. exclusive and aspirational. We give 1% of our sales to nonprofits that advocate for inclusion, and give consumers the option to donate on our website as well. While our donations change depending on what is going on in the word, heywell currently supports the National Diversity Council, the NAACP, the Equality Federation Institute, and Asian Americans Advancing Justice.

Funding

Raised $1M+ to date

heywell has raised more than $1M with the help of friends and family and a women-led VC. We are also in talks with the incubator teams at two large CPG companies.

Our product is in-market, reaching influential consumers, delivering strong trailing twelve month sales, and outpacing the fast growing functional beverage category!

Founders



Ashley Selman and Britt Dougherty have 25 combined years of CPG/beverage industry experience as senior executives with

backgrounds in brand strategy, brand management, white space identification and innovation.

Ashley is recognized for helping lead the Blue Moon Brewing Company business to the #1 craft brand in the U.S., and built the brand's first standalone brewery in Denver. Britt has been recognized as one of Advertising Age's Women to Watch, and was selected to the 2017 Brand Innovators Women to Watch.

Team



	Britt Dougherty	Founder
	Ashley Selman	Founder

Perks

$500	One FREE 12pk case of heywell Premium swag bag	
$1,500	FREE 3 month supply of heywell Premium swag bag	
$2,500	FREE 6 month supply of heywell VIP merchandise box	
$5,000	FREE 6 month supply of heywell, VIP merchandise box Meeting with co-founders	
$10,000	FREE one year supply of heywell VIP swag bag Invite to heywell's annual investor meeting	

FAQ

| **What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?** | Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |
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